Exhibit 10.9

PAINSCRIPT

Georgetown Office Park	5920 Hubbard Drive	Rockville, MD 20852-4821	Tel: 301-580-4604	Fax: 301-983-9599

March 24, 2021

Letter Employment Agreement

This Letter Employment Agreement (this “Agreement”) dated March 24, 2021 (the “Effective Date”), is among AdhereRx Corporation (d/b/a PainScript), a Delaware corporation, with its principal place of business at 5920 Hubbard Drive, Rockville, MD 20852 (“Company”), Optimus Healthcare Services, Inc., a Florida corporation, with its principal place of business at 801 S. Federal Highway (22831), Fort Lauderdale, FL 33335 (“Parent”), and Dan Cohen, an individual who resides at 29 Pumpkin Cay Road, Unit B, Key Largo, Florida 33037 (“Executive” or “Employee”).

1.	Employment as CEO and PRESIDENT.

A.	Company hereby employs Employee, and Employee hereby accepts the employment by Company as Chief Executive Officer (CEO) of Company, upon the terms and conditions set forth in this Agreement, from the Effective Date until Executive’s employment hereunder terminates in accordance with this Agreement (such period, the “Employment Term”). During the Employment Term, Employee shall also hold the title of President at Parent. During the term of this Agreement, the Board of Directors of Company (the “Company Board”) may select a successor CEO to Employee and the Board of Directors of Parent (the “Parent Board”) may select a successor President to Employee. Upon termination of Executive’s employment hereunder as CEO of the Company, Executive’s employment hereunder as President of Parent shall automatically terminate.

B.	Employee will report to the Company Board as CEO of Company and to the Parent Board as President of Parent.

C.	Duty of Loyalty. During the Employment Term, Executive shall not, without the prior written consent of the Company Board and the Parent Board, accept other employment or render or perform other services for compensation. Executive shall devote Executive’s full business time and attention and Executive’s best efforts to the faithful performance of Executive’s duties as an executive officer and employee of Company and Parent. Executive’s expenditure of reasonable amounts of time for teaching, personal business, or on behalf of charitable or professional organizations shall not be deemed a breach of this Agreement, provided such activities do not materially interfere with the performance of Executive’s duties and responsibilities hereunder.

D.	Place of Performance. Executive’s principal place of employment during the Employment Term will be at Executive’s discretion. Notwithstanding the foregoing, Executive understands and agrees that Executive’s presence may be required at other Company worksites, or Executive may be required to travel for business, in each case, in accordance with Executive’s duties and responsibilities under this Agreement, as business needs require or may change over time and as reasonably requested by the Company Board or the Parent Board.

E.	Employee hereby represents that he is not a party to any binding relationship or contract, which would be an impediment to entering into this Agreement, and that he is permitted to enter into this Agreement and perform the obligations under this Agreement.

2.	Duties.

Executive shall perform such duties and services and shall be allocated such resources, consistent with Executive’s position, as may be assigned to him from time to time by the Company Board and the Parent Board. In furtherance of the foregoing, Executive hereby agrees to perform well and faithfully such duties and responsibilities.

In his role as CEO of Company, Executive’s duties include, but shall not be limited to, the following:

A.	Primary responsibility for the oversight and coordination of all of Company’s operations including, but not limited to, leading the presentations at investor meetings to obtain financing to fund Company’s operations, research and development, product and software development, sales and marketing, distribution, strategic partner relations, and customer relations.

B.	Direct, coordinate, support and monitor the activities of all the officers and executives of Company.

C.	Develop and implement, in conjunction with Company’s President and the Company Board, a business development program focused on negotiating and closing corporate strategic alliances, supply chain relationships, and distribution alliances.

D.	Primary responsibility to lead the development and implementation of the PainScript business plan.

E.	Raise capital on behalf of Company, with assistance from the executive officers of Company and the Company Board.

In his role as President of Parent, Executive’s duties include those customarily associated with such title.

The duties set forth above are subject to modification from time to time as determined by Company Board or Parent Board, as applicable.

3.	Term. Company is an “at will” employer and may terminate Executive’s employment for any reason, at any time, with or without cause. Termination shall not affect Executive’s ownership of any shares of Parent’s stock previously vested or options in respect of stock previously vested.

4.	COMPENSATION AND BENEFITS. In consideration of the services to be rendered by Executive as CEO of Company and as President of Parent pursuant to this Agreement, as well as Executive’s covenants set forth in this Agreement, Company and Parent (in each case, as specified below) shall pay to Executive the following compensation, which shall be the entire and exclusive compensation for all of Executive’s services rendered to Company and Parent and other obligations taken on Company’s and Parent’s behalf:

A.	Initial Compensation. On the Effective Date, (1) the Company shall pay Executive $50,000, subject to all mandatory and voluntary payroll deductions, and (2) Parent shall issue to Executive shares of common stock of Parent with an aggregate value equal to $25,000, at a volume weighted average price per share for such shares on the securities market on which such shares are quoted or dealt in for the 30 trading days immediately prior to the Effective Date.

B.	Annual Base Salary. During the Employment Term, Company shall pay to Executive an annualized base salary of $300,000 (the “Base Salary”), provided that, until a Go-To-Market Event, Company shall pay to Executive an annualized base salary of $150,000, which shall until that time be the “Base Salary” for all purposes hereunder. For calendar years in which Executive is employed for less than the full year, the Base Salary shall be prorated and accrue on a per diem basis for only those days on which Executive was employed during the Employment Term. The Base Salary will be paid by Company in equal installments according to Company’s customary payroll practices, but in any event not less frequently than monthly, and shall be subject to all mandatory and voluntary payroll deductions. Executive’s Base Salary shall be reviewed periodically by Company Board or the Compensation Committee of Company Board (the “Compensation Committee”) if so designated and may be appropriately increased from time to time in the sole discretion of Company Board or the Compensation Committee, as applicable. As used herein, a “Go-To-Market Event” shall mean the generation of at least $25,000 in aggregate revenue in any single fiscal quarter of Company (beginning with the fourth fiscal quarter of 2021) from commercial sales of a Chronic Care Management application for use by psychiatrists/physicians in the management of patient treatment for Substance Use Disorder, and data development for validation of therapeutic protocols.

C.	Incentive Compensation. During the Employment Term, Executive shall be entitled to participate in all short-term and long-term incentive programs established by Company, at such levels as the Board or Compensation Committee determines. Executive’s annual short-term incentive opportunity target shall be no less than 50% of the Base Salary, established at the beginning of each calendar year following discussions between the Company Board and the CEO as such percentage may be increased from time to time (the “Target Annual Bonus”). The actual amount of such annual incentive compensation shall be determined in accordance with the applicable plans based on achievement of individual and Company performance objectives established in advance by the Company Board or the Compensation Committee and such actual annual short term incentive compensation amount may be more or less than the target amount. No minimum incentive is guaranteed. Executive must be employed by Company at the time that the Target Annual Bonus is paid to be entitled to receive it, except as otherwise set forth herein.

D.	Equity Compensation. Upon the terms and conditions set forth in the following subsection, and subject to the approval of the Parent Board, on or after the Effective Date, Parent shall grant to Executive options to purchase 2,000,000 shares of Parent’s common stock (the “Options”) pursuant to and in accordance with the terms and conditions of Parent’s yet to be established equity incentive plan or a successor plan (the “Plan”) and Parent’s form of stock option agreement. The Options shall vest in equal shares over a four-year period commencing from the Effective Date, with 25% of the Options vesting on the one-year anniversary of the Effective Date, and then the remainder of unvested options vesting on an annual basis thereafter until such time that all the Options are fully vested and exercisable, provided, that the Options, and each other outstanding equity award granted to Executive, shall accelerate so as to be fully vested and immediately exercisable immediately prior to any Change in Control (as defined in the Plan) of Company.

E.	Retirement, Welfare and Other Benefit Plans and Programs. During the Employment Term, Executive shall be entitled to participate in the employee retirement and welfare benefit plans and programs made available to Company’s other senior level executives as a group, as such retirement and welfare plans may be in effect from time to time and subject to the eligibility requirements of such plans, including but not limited to, life, health and disability plans, and a 401(k) retirement plan and similar or other plans. During the Employment Term, Executive shall be eligible for vacation, sick leave and holidays in accordance with Company’s and/or its affiliates’, as applicable, vacation, sick and holiday and other pay for time not worked policies. Nothing in this Agreement or otherwise shall prevent Company or any of its affiliates from amending or terminating after the Effective Date any retirement, welfare or other employee benefit plans, programs, policies or perquisites from time to time as Company or its affiliates deem appropriate, and Executive’s participation in any such plan, program, policy and perquisite shall be subject to the terms, provisions, rules and regulations thereof.

F.	Reimbursement of Expenses. During the Employment Term, Company shall reimburse Executive for all reasonable and necessary business expenses that Executive incurs while performing Executive’s duties under this Agreement in accordance with Company’s general policies of expense reimbursement in effect from time to time.

5.	TERMINATION.

A.	Notice of Termination and Date of Termination. Each party must give written notice to the other of the intent to terminate this Agreement and Executive’s employment hereunder (“Notice of Termination”). The Notice of Termination must specify a date of termination of employment, which shall incorporate any period of notice required by this Section 5 (“Date of Termination”). Executive may terminate Executive’s employment at any time by giving Company a Notice of Termination in accordance with the notice period specified under this Section 5 that is applicable to the circumstances of such termination, and Company may terminate Executive’s employment at any time by giving Executive a Notice of Termination in accordance with the notice period specified under this Section 5 that is applicable to the circumstances of such termination.

B.	Executive’s Death or Total Disability. Executive’s employment under this Agreement shall terminate upon the date of Executive’s death. Additionally, if, during the Employment Term, Executive suffers a Total Disability (as defined below), then Company may terminate Executive’s employment under this Agreement by giving Executive a Notice of Termination specifying the Date of Termination, which may be a date selected by Company in its discretion. Upon such termination due to death or Total Disability, Company shall pay to Executive or Executive’s estate (i) any Base Salary that has fully accrued but not been paid as of the effective date of such termination, as well as any vested and accrued employment benefits subject to the terms of any applicable employment benefit arrangements and applicable law (“Accrued Benefits”), and (ii) a prorated Target Annual Bonus for the year in which Executive’s death or Disability occurs, which bonus shall be calculated and paid in the same manner as set forth in Section 5(E)(l)(b). All other rights and benefits of Executive and Executive’s dependents hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

C.	By Company with Cause. Company may terminate with Cause (as defined below) Executive’s employment hereunder at any time. In order to terminate Executive’s employment hereunder with Cause, Company must give Notice of Termination to Executive specifying the Cause and the Date of Termination, which may be a date selected by Company in its discretion. Upon termination with Cause, Company shall pay to Executive all Accrued Benefits. All other rights and benefits of Executive hereunder (including any Target Annual Bonus) shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

D.	By Executive without Good Reason or by Mutual Agreement. Executive may terminate Executive’s employment without Good Reason at any time by giving Company Notice of Termination at least 30 days prior to the Date of Termination designated by Executive. In addition, this Agreement may be terminated at any time by written mutual agreement of the parties with or without notice. Upon termination of Executive’s employment by Executive without Good Reason or termination by mutual agreement of the parties, Company shall pay to Executive all Accrued Benefits. All other rights and benefits of Executive hereunder (including any Target Annual Bonus) shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

E.	Without Cause by Company or For Good Reason by Executive. Company may terminate Executive’s employment at any time without Cause by giving Executive a Notice of Termination at least one day prior to the Date of Termination, and Executive may terminate Executive’s employment for Good Reason by giving Company a Notice of Termination in accordance with this Section 5. Upon termination of Executive’s employment without Cause by Company or for Good Reason by Executive, Company will pay Executive (i) all Accrued Benefits and (ii) the severance compensation payable under Section 5(E)(l), to the extent applicable. All other rights and benefits of Executive hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

(1)	In the event that Company terminates Executive’s employment without Cause or Executive terminates his employment for Good Reason, and contingent upon Executive’s execution (without subsequent revocation) of a customary release of claims reasonably acceptable to Executive and Company, then Company shall pay to Executive, as severance compensation, the following:

(a)	Executive’s Base Salary (at the rate payable at the time of such termination) for a period of twelve (12) months following the Date of Termination. Such severance compensation shall be paid by Company in equal installments according to Company’s customary payroll practices, with the first payment made on the first regularly scheduled pay day immediately following the effective date of termination, but in any event payments shall be made not less frequently than monthly; provided, however, that (a) Company shall pay such severance in a lump sum on the first regularly scheduled pay day immediately following the effective date of termination if such termination of employment occurs upon or within one year following a sale of the Company, and such sale constitutes a “change in control event” as defined under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent required to comply with Section 409A of the Code; and (b) notwithstanding the preceding clause (a), if such sale is not a “change in control event” as defined under Section 409A of the Code and penalty taxes may result under Section 409A if such severance compensation is paid in a lump sum, then the severance compensation will be paid in equal installments according to Company’s customary payroll practices, with the first payment made on the first regularly scheduled pay day immediately following the effective date of termination, but in any event payments shall be made not less frequently than monthly.

(b)	To the extent Executive has an annual incentive compensation award for the year of termination in which the Date of Termination occurs, Executive shall receive a pro rata Target Annual Bonus award payment for the year in which the Date of Termination occurs (measured at the target level, identified “goal” target or other similar target, without taking into account any incentive override for above goal performance, or any project-specific or other non-standard incentives), which shall be paid on the first regularly scheduled pay day immediately following the Date of Termination. The pro rata amount shall be determined as the Target Annual Bonus in effect for the year in which the Date of Termination occurs, multiplied by a fraction, the numerator of which is the number of days in which Executive was employed by Company during the year in which the Date of Termination occurs, including the Date of Termination, and the denominator of which is 365.

(c)	During the 12 month period following the Date of Termination, if Executive timely elects continued coverage under Section 4980B of the Code (“COBRA”), Company will reimburse Executive for the monthly COBRA cost of continued health coverage under the health plans of Company, should Company sponsor and pay for, or reimburse for individual health plan expenses, a health plan for its employees, paid by Executive for Executive, and, if applicable, Executive’s spouse and dependents, less the amount that Executive would be required to contribute for health coverage if Executive were an active employee of Company; provided that such reimbursements shall not continue beyond the first to occur of (x) the date on which Executive fails to pay the COBRA cost of continuation coverage under the health plans of Company and (y) the date on which Executive is eligible for substantially similar coverage from a subsequent employer. These reimbursements will commence on the first regularly scheduled pay day immediately following the Date of Termination and will be paid on the first regularly scheduled pay day of each month, provided that Executive demonstrates proof of payment of the applicable premiums prior to the applicable reimbursement payment date.

(d)	The vesting of each outstanding equity award granted to Executive will accelerate so that such awards will be fully vested as of the Date of Termination. If any equity awards vest based on the attainment of performance goals, the performance goals will be deemed to have met as of the Date of Termination, unless such greater amount of vesting is provided for in the applicable award agreements.

(e)	Payment of the severance compensation shall be subject to all mandatory and voluntary payroll deductions. In the event that Executive materially breaches any of his post-employment covenants or obligations set forth in this Agreement and fails to cure such breach within fifteen (15) calendar days following receipt from Company of notice to cure such breach, then the payment of severance compensation pursuant to this section shall terminate immediately and permanently. During the period that Executive is paid the foregoing severance compensation, Executive shall not further accrue any other benefits under any benefit plans of which Executive was a participant while employed by Company, except as otherwise required by applicable federal or state law, by the express terms of this Agreement, or by the express terms of such benefit plans.

F.	For purposes of this Agreement:

(1)	Executive’s employment will be deemed to have been terminated by Company “with Cause” if the termination arises from or relates to a determination by the Board that (a) Executive performed an act or acts of willful and material malfeasance or misconduct with respect to the performance of Executive’s duties and responsibilities as an employee and executive officer of Company or Parent or under this Agreement that results in material harm to Company, Parent or their respective affiliates that remains uncorrected for fifteen (15) days after receipt of written notice by Company to Executive; or (b) except as otherwise permitted under Section l(C), Executive’s continued failure to devote his full business time and attention and his best efforts to the faithful performance of his material duties and responsibilities (other than a failure resulting from Executive becoming disabled) that remains uncorrected for fifteen (15) days after receipt of written notice by Company or Parent to Executive; or (c) Executive’s material breach of any material provision of this Agreement that remains uncorrected for fifteen (15) days after receipt of written notice by Company or Parent to Executive; or (d) Executive commits an act of fraud, embezzlement, misappropriation, or personal dishonesty against Company, Parent or their respective affiliates (which, if proven, would constitute a felony); or (e) the conviction, or plea of nolo contendere, of Executive to a crime constituting a felony.

(2)	Executive’s employment shall be deemed to have been terminated by Company “without Cause” if such termination does not arise from or relate to any of acts or omissions constituting “Cause” as set forth in clauses (a) through (e) of the immediately preceding subsection, and such termination is not the result of Executive’s death or Executive suffering a Total Disability.

(3)	Executive shall be deemed to have suffered a “Total Disability” if (a) Executive is granted long-term disability benefits or (b) Executive becomes physically or mentally disabled so that Executive is unable to perform the essential functions of Executive’s job, with or without reasonable accommodation in accordance with the Americans with Disabilities Act and its amendments, for a period of one hundred eighty (180) consecutive days.

(4)	Executive shall be deemed to have terminated his employment for “Good Reason” if Executive terminates his employment on account of the occurrence of one or more of the following without Executive’s consent:

(a)	A material diminution by Company of Executive’s authority, duties or responsibilities the duration of which is greater than fifteen (15) days and which is not the result of Executive’ s acts or omissions which constitute “Cause” as set forth in clauses (a) through (e) of Section 5(F)(1);

(b)	A material change in the geographic location at which Executive must perform services under this Agreement (which, for purposes of this Agreement, means the requirement that Executive work from a location more than fifty (50) miles from the location at which Executive performs services immediately prior to the relocation);

(c)	A material diminution in Executive’s Base Salary which is not the result of Executive’s acts or omissions which constitute “Cause” as set forth in clauses (a) through (e) of Section 5(F)(1); or

(d)	Any action or inaction that constitutes a material breach by Company of this Agreement, including the failure of Company to pay any amounts due under Section 4 or the failure of Company to obtain from its successors the express assumption and agreement required under Section 6(J).

Executive must provide Notice of Termination for Good Reason to Company (describing the alleged event constituting Good Reason) within sixty (60) days after the event constituting Good Reason. Company shall have a period of thirty (30) days in which it may correct the act or failure to act that constitutes the grounds for Good Reason as set forth in Executive’s Notice of Termination. If Company does not correct the act or failure to act, then, in order for the termination to be considered a Good Reason termination, Executive must terminate his or her employment for Good Reason on the Date of Termination specified in such Notice of Termination, which shall be at least thirty (30) days, but not more than sixty (60) days, after the end of such cure period.

G.	Circumstances When No Severance Compensation Will Be Paid. In the event Company terminates Executive’s employment with Cause, Executive voluntarily terminates his employment with Company other than for Good Reason, or such employment is terminated by mutual agreement or as the result of Executive’s death or Total Disability, Executive shall not be entitled to payment of any severance compensation under this Agreement.

H.	Cooperation after Notice of Termination. Following any Notice of Termination by either Company or Executive, Executive, if requested by Company or Parent, shall reasonably cooperate with Company, Parent and their respective affiliates in all matters relating to the winding up of Executive’s pending work on behalf of Company or Parent and the orderly transfer of any such pending work to other employees of Company, Parent or their respective affiliates as may be reasonably designated by Company or Parent following the Notice of Termination. Executive shall not receive any additional compensation during the Employment Term, other than Executive’s Base Salary, for any services that Executive renders as provided in this Section 5(H), provided that, if Executive is not receiving any severance compensation pursuant to this Section 5, for each day that Executive performs services under this Section 5(H) after the Employment Term, Executive shall be reimbursed for his reasonable out-of-pocket expenses and Company shall pay Executive a per diem cash amount equal to 130% of Executive’s Base Salary rate on the Date of Termination.

6.	Other provisions.

A.	Surrender of Records and Property. Upon termination of employment, Executive shall promptly turn-over or deliver to Company at Company’s expense all property of Company, Parent or their respective affiliates in Executive’s possession, custody, or control, including without limitation thereto: records (paper and electronic), files (paper and electronic), documents (paper and electronic), electronic mail (e-mail) on accounts, letters, financial information, memorandum, notes, notebooks, contracts, project manuals, specifications, reports, data, tables, calculations, data, electronic information, and computer disks of Company, Parent or their respective affiliates, in all cases whether or not such property constitutes Confidential Information (as defined below), and all copies thereof; all keys to motor vehicles , offices or other property of Company, Parent or their respective affiliates; and all computers, cellular phones and other property of Company, Parent or their respective affiliates. If any of the foregoing property of Company, Parent or their respective affilaites is electronically stored on a computer or other storage medium owned by Executive or a friend, family member or agent of Executive, such information shall be copied onto a computer disk to be delivered to Company together with a written statement of Executive that the information has been deleted from such person’s computer or other storage medium.

B.	Intellectual Property.

(1)	Work Product. During the Employment Term, Executive will be expected to perform duties which may lead to and include the discovery, creation, development, or expression of inventions, discoveries, developments, modifications , procedures, ideas, innovations, systems, programs, know-how, literary properties, chemical or biological data, computer software, improvements, processes, methods, formulas, systems, creative works and techniques (collectively, hereinafter “Work Product”).

(2)	Assignment. Executive hereby assigns and transfers to Company, and agrees that Company shall be the sole owner of, all Work Product conceived, developed or made by Executive (alone or with others), whether during working hours or at any other time, in whole or in part during Executive’s employment with Company (including prior to, during and after the Employment Term), whether at the request or upon the suggestion of Company, Parent or their respective affiliates or otherwise, which are useful in, or directly or indirectly related to the business or any contemplated business of Company, Parent or their affiliates or which relate to, or are conceived, developed, or made in the course of, Executive’s employment or which are developed or made from, or by reason of knowledge gained from, such employment.

(3)	Work for Hire. Executive hereby agrees that all work or other material containing or reflecting any Work Product shall be deemed a work made for hire under the U.S. Copyright Act. To the extent any such Work Product is determined that it is not a work made for hire, Executive hereby assigns to Company all of Executive’s right, title and interest, including all rights of copyright, patent, trade secret and other intellectual property rights, in, to and under the Work Product.

(4)	Continuing Obligations. Executive agrees to disclose promptly all Work Product conceived or made by Executive (alone or with others) to which Company is entitled to as provided herein, and agrees not to disclose such Work Product to others except as required by law or as is reasonably necessary or appropriate in connection with the performance of Executive’s duties as an employee and officer of Company or Parent, without the express written consent of Company. Executive further agrees that during the Employment Term and at any time thereafter, Executive will, upon request by Company, provide all assistance reasonably required to protect, perfect and use the Work Product, including execution of proper assignments to Company of any and all such Work Product to which Company is entitled, execution of all papers and performance of all other lawful acts which Company may deem necessary or advisable for the preparation, prosecution, procurement and maintenance of trademarks, copyrights and or patent applications, and execution of any and all proper documents as shall be required or necessary to vest title in Company to such Work Product. It is understood that all expenses in connection with such trademarks, copyrights or patents, and all applications related thereto, shall be borne by Company; however, Company is under no obligation to protect such Work Product, except at its own discretion and to such extent as Company shall deem desirable. Executive shall not receive any additional compensation for any such Work Product.

C.	Confidential Information.

(1)	Confidential Information. The term “Confidential Information” means all information related to Company’s or its affiliates’ business, which exists or is developed at any time while Executive is an employee, officer and/or director of Company or its affiliates (including prior to, during and after the Employment Term), including without limitation: (i) strategic and development plans, financial information, equity investors, business plans, co-developer identities, business relationships, business records, project records, market reports, information relating to processes and techniques, technology, research, data, development, trade secrets, know-how, discoveries, ideas, concepts, specifications, diagrams, inventions, technical and statistical data, designs, drawings, models , flow charts, engineering, products, invention disclosures, patent applications, chemical and molecular structures, synthetic pathways, biological data, safety data, clinical data, developmental data, development route, manufacturing processes, synthetic techniques, analytical data, Work Product, and any and all other proprietary and sensitive information, disclosed or learned, whether oral, written, graphic or machine-readable, whether or not marked confidential or proprietary, whether or not patentable, whether or not copyrightable, including the manner and results in which any such Confidential Information may be combined with other information or synthesized or used by Company or its affiliates, which could prove beneficial in enabling a competitor to compete with Company or its affiliates; or (ii) information customarily known as a “trade secret”; provided, however, that information is not Confidential Information if it is (A) in the public domain (other than as a result of a breach by Executive of this Section 6), (B) approved in writing for release by Company or its affiliates, or (C) lawfully obtained from a third party who is not known by Executive (after Executive’s reasonable inquiry) to be bound by a confidentiality obligation.

(2)	Acknowledgements. Executive acknowledges and agrees that: (1) Executive’s position with Company and Parent is one of high trust and confidence, (2) the Confidential Information constitutes a valuable, special and unique asset which Company and its affiliates use to obtain a competitive advantage over their competitors, (3) Executive’s protection of such Confidential Information against unauthorized use or disclosure is critically important to Company and its affiliates in maintaining their competitive advantage, (4) all Confidential Information is the property of Company and/or its affiliates, as applicable, and (5) Executive shall acquire no right, title or interest in, to or under any such Confidential Information.

D.	Nondisclosure. Executive promises that, unless legally compelled to do so, Executive will never (before, during or after the Employment Term): (1) disclose any Confidential Information to any person or entity other than (i) an officer or director of Company or its affiliates; or (ii) any other person who is bound by nondisclosure restrictive covenants to Company and to whom disclosure of such Confidential Information is reasonably necessary or appropriate in connection with performance by Executive of Executive’ s duties as an employee and officer of Company or Parent; or (2) use any Confidential Information except to the extent it is reasonably necessary or appropriate in connection with performance by Executive of Executive’s duties as an employee and officer of Company or Parent. Executive promises to take all reasonable precautions to prevent the inadvertent or accidental disclosure or misuse of any Confidential Information. In the event Executive receives a request to disclose all or any part of the Confidential Information under the terms of a subpoena or order issued by a court or governmental body, Executive promises, to the extent permissible by law, to (a) notify Company and Parent immediately of the existence, terms and circumstances surrounding such request, (b) consult with Company and its affiliates on the advisability of taking legally available steps to resist or narrow such request, (c) if disclosure is required, furnish only such portion of the Confidential Information as Executive is legally compelled to disclose; and (e) exercise Executive’s best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Confidential Information.

E.	Nonsolicitation Of Employees. Until one year after the Employment Term ends, Executive shall not, directly or indirectly, either on Executive’s own account or for any other person or entity: (a) employ, solicit, induce, advise, or otherwise convince, interfere with Company’s or its affiliates’ employment of, or offer employment to, any employee of Company or its affiliates; (b) employ or otherwise interfere with Company’s or its affiliates’ engagement with, or offer employment to, any consultant of Company or its affiliates; or (c) induce or attempt to induce any such employee or consultant to breach their employment agreement or relationship or consulting agreement or relationship with Company or its affiliates; provided, however, that Executive shall not be in breach of this provision if any such employee or consultant, without inducement or solicitation by Executive, applies for employment at Executive’s subsequent employer in response to a general advertisement soliciting employment.

F.	Notices. All notices required or permitted under this Agreement shall be in writing and shall be deemed effective upon delivery personally, by email with proof of receipt or by overnight mail with proof of receipt, or upon deposit in the United States Post Office, by registered or certified mail, postage prepaid, addressed to the other party at the address shown above (or in the case of email at the address for the recipient party in the sending party’s books and records), or at such other address or addresses as either party shall designate to the other parties in accordance with this Section 6(F).

G.	Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement (including, without limitation, that certain Letter Employment Agreement, dated July 19, 2019, between Company and Executive).

H.	Amendment. This Agreement may be amended or modified only by a written instrument executed by Company, Parent and Executive.

I.	Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Maryland, without regard to its conflict of laws principles.

J.	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any corporation with which or into which Company or Parent may be merged or which may succeed to the assets or business of Company or Parent, as applicable, provided, however, that the obligations of Executive are personal and shall not be assigned by him.

K.	Arbitration. The parties agree that any controversy, claim, or dispute arising out of or relating to this Agreement, or the breach thereof, or arising out of or relating to the employment of Executive, or the termination thereof, including any claims under federal, state, or local law, shall be resolved by arbitration in the District of Columbia in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association. The parties agree that any award rendered by the arbitrator shall be final and binding, and that judgment upon the award may be entered in any court having jurisdiction thereof.

L.	Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the arrangements contemplated hereunder be maintained as originally contemplated to the greatest extent possible.

[SIGNATURE pAGE FOLLOWS]

Please confirm that the terms described herein are in accordance with your understanding by signing this document. We are pleased work with you and look forward to a successful outcome.

Agreed and Confirmed:	Very truly yours, AdhereRx Corporation (d/b/a PainScript)

Daniel Cohen	Name:
Title:

Optimus Healthcare Services, Inc.

Name:
Title:

[Signature Page to Letter Employment Agreement]